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Julien Uhlig <julienuhligio@gmail.com>

[Test] How much impact can we generate as a community? Welcome to Zero Carbon!

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Julien Uhlig <mail@sendfoxmail.com>
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <julienuhligio@gmail.com>

Wed, Jun 23, 2021 at 2:27 PM

Dear Julien,

We at Zero Carbon are on a mission to end the Global Waste Pandemic!

Thank you for your contribution to WeFunder and for becoming part of our global movement.

The last week has been exciting, with almost 100 Investors participating in the launch of our crowdfunding campaign. Bringing this technology to markets has been a long, capital-intensive struggle, and honestly, we almost gave up. What kept us moving was the feeling that after 15 Years of Development that outlived the patience of many of the world's leading investors, we cannot stop now. Unfortunately, If we don't use our expertise to fix the global waste problem, it will probably only worsen! Yes! It is that hard!

We made a conscious decision not to raise venture capital at this point. As a Team, we focus on bringing our breakthrough technology to the markets to make the most impact and build a valuable company.
Please find out more about us, our team, and our vision. The deeper you go, the more significant is the opportunity.

I am personally available to answer whatever questions you might have.
Can I ask you for a favor? Please support us in jumping the 100.000 USD step and access more visibility on the WeFunder platform.

Share our story, engage with our content. Please guide us in making this not only one of the most successful tech crowdfunding campaigns but building an impact community strong enough to end the global waste pandemic. We are facing a massive challenge disrupting a toxic industry, and we cannot do it alone!

We sincerely appreciate your support and let us make a global impact together.

Julien Uhlig, Change-Maker and CEO of Zero Carbon
Whatsapp: +49 178 2873 624

ZERO CARBON ON WeFunder

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